AMENDED
INVESTMENT ADVISORY AGREEMENT
SCHEDULE B

Listed below are the portfolios of Calvert Variable Series, Inc. that are entitled to receive investment advisory services from Calvert Asset Management Company, Inc. (the "Adviser") under the Investment Advisory Agreement dated November 18, 2006, and which will pay fees calculated at the following annual rates to the Adviser pursuant to Section 3 of the Agreement:

1.	Ameritas Income & Growth	0.625%
2.	Ameritas Small Capitalization	0.85%
3.	Ameritas MidCap Growth	0.80%
4.	Ameritas Index 500	0.24%
5.	Ameritas Money Market	0.20%
6.	Ameritas Mid Cap Value	0.92%
7.	Ameritas Small Company Equity	1.12%
8.	Ameritas Core Strategies	0.75%

For its services under this Investment Advisory Agreement, Adviser is entitled to receive the fees indicated above based on average net assets.

Adopted November 18, 2006